Exhibit 99.1

ObsEva Enters into Licensing Agreement with Theramex for the Commercialization of Linzagolix

- Partnership leverages Theramex’s leading women’s health capabilities and commercial infrastructure to support the commercialization and market introduction of linzagolix across global markets outside of the U.S., Canada and Asia -

- Linzagolix is an oral GnRH antagonist in development for the management of moderate to severe symptoms of uterine fibroids and endometriosis-associated pain -

Ad hoc announcement pursuant to Art. 53 LR of the SIX Swiss Exchange

GENEVA, Switzerland – February 10, 2022 – ObsEva SA (NASDAQ: OBSV; SIX: OBSN), a biopharmaceutical company developing and commercializing novel therapies for women’s health, today announced a strategic licensing agreement with Theramex, a leading global pharmaceutical company specializing in women’s health, to support the commercialization and market introduction of linzagolix across global markets outside of the U.S., Canada and Asia.

Linzagolix has the potential to be a best-in-class GnRH receptor antagonist for the treatment of uterine fibroids due to its efficacy and favorable tolerability profile.1,2,3 Regulatory filings for approval of linzagolix in the treatment of uterine fibroids have now been made in both Europe and the U.S.. Linzagolix recently received United States Food and Drug Administration (FDA) acceptance for review of the uterine fibroids New Drug Application (PDUFA target action date of September 13, 2022). Linzagolix is also in development as a potential treatment for endometriosis-associated pain, and ObsEva recently announced positive topline results for its first Phase 3 trial (EDELWEISS 3) in this indication.

“Theramex is a proven global leader in women’s health and the ideal partner to maximize the opportunity for linzagolix in key international markets,” said Brian O’Callaghan, CEO of ObsEva. “By leveraging Theramex’s extensive global commercial infrastructure, we hope to bring more individualized treatment options to women suffering from uterine fibroids and endometriosis, both of which represent large, underserved markets. This Theramex partnership in Europe, together with our relationship with Syneos Health for the commercialization of linzagolix in the U.S., provides ObsEva with a strong foundation to realize the full value of the linzagolix program.”

Robert Stewart, Chief Executive Officer of Theramex, commented: “Linzagolix is an important innovation in women’s health and we are thrilled to work with ObsEva to bring this potential new treatment option to the global markets we serve. As a company whose mission it is to improve the quality of life of women, we are proud to partner with ObsEva in commercializing novel treatments addressing the unmet medical needs of women suffering from uterine fibroids and endometriosis. This agreement strengthens our portfolio and we look forward to deploying our extensive global commercial infrastructure to unlock linzagolix’s potential.”

Under the terms of the agreement, ObsEva is entitled to receive royalties of a mid-thirties percentage on commercial sales, which includes the cost of goods sold to Theramex. Furthermore, the agreement contains up to EUR72.75 million in upfront and milestone payments, including EUR5 million to be paid at signing, up to EUR13.75 million in development and commercial milestones and up to EUR54 million in sales-based milestones.

Theramex’s extensive women’s health commercial infrastructure includes a dedicated sales force of more than 180 experienced reps across Europe, Brazil, and Australia, alongside third party distributors across approximately 60 countries in Europe, the Middle East and Africa, Asia-Pacific, and Latin America.

About Linzagolix

Linzagolix is a novel, once daily, oral GnRH receptor antagonist with a potentially best-in-class profile 1,2,3. Linzagolix has completed clinical trial development for the treatment of uterine fibroids and is currently in late-stage clinical development for the treatment of pain associated with endometriosis. Obseva licensed linzagolix from Kissei in late 2015 and retains worldwide commercial rights, excluding Asia, for the product. Linzagolix is not currently approved anywhere in the world.

About ObsEva

ObsEva is a biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on new therapies for the treatment of uterine fibroids, endometriosis, and preterm labor. ObsEva is listed on the Nasdaq Global Select Market and is traded under the ticker symbol “OBSV” and on the SIX Swiss Exchange where it is traded under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com

About Theramex

Theramex is a leading global speciality pharmaceutical company dedicated to women and their health. We support women at every stage of their lives by providing a broad portfolio of innovative and established brands covering contraception, fertility, menopause and osteoporosis. Our commitment is to listen to and understand our patients, serve their needs and offer healthcare solutions to help improve their lives. Our vision is to be a lifetime partner for women and the healthcare professionals who treat them by providing patient-focused and effective solutions that care for and support women through every stage of life.

About Kissei Pharmaceutical Co., Ltd.

Kissei is a Japanese pharmaceutical company based on the management philosophy “contributing to society through high-quality, innovative pharmaceutical products” and “serving society through our employees.” As a strong R&D-oriented corporation, it concentrates on providing innovative pharmaceuticals to patients worldwide in the focus fields of urology, nephrology/dialysis, gynecology and rare/intractable diseases.

Cautionary Note Regarding Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “believe”, “expect”, “may”, “plan”, “potential”, “will”, and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include expectations regarding the commercialization of linzagolix across global markets, the FDA target action date for linzagolix, clinical development of ObsEva’s product candidates, including the timing, advancement of, and potential therapeutic benefits of such product candidates, the potential for such product candidates to be commercially competitive, expectations regarding regulatory and development milestones and ObsEva’s ability to obtain and maintain regulatory approvals for its product candidates. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include uncertainties inherent in the conduct of clinical trials and clinical development, including the risk that the results of earlier clinical trials may not be predictive of the results of later stage clinical trials, related interactions with regulators, ObsEva’s reliance on third parties over which it may not always have full control, and the capabilities of such third parties, the impact of the ongoing novel coronavirus outbreak, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with Securities and Exchange Commission (SEC) on March 5, 2021 and in the Report on Form 6-K filed with the SEC on November 4, 2021, and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at www.ObsEva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

CEO Office contact

Shauna Dillon

shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact

Katja Bührer

katja.buhrer@obseva.com

+1 (917) 969-3438

1. Stewart E, ASRM 2020; Late-breaker abstract P-930

2. Al-Hendy A, NEJM 2021; 384:630-42

3. Schlaff W, NEJM 2020; 382:328-40